November 30, 2007

Mail Stop 4563

By U.S. Mail and facsimile to (216) 222-2336

David A. Daberko
Chairman and CEO
National City Corp.
National City Center
1900 East Ninth Street
Cleveland, Ohio 44114-3484

> **Re: National City Corp.**
> **Definitive 14A**
> **Filed March 7, 2007**
> **File No. 01-10074**

Dear Mr. Daberko:

We have reviewed your response letter dated September 19, 2007 and have the following comments. Please respond to our comments by December 14, 2007 or tell us by that time when you will provide us with a response. Please provide a supplemental response which addresses the analysis requested in comment 1. The remaining comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Annual Incentive Plan, page 23

1. In your response to prior comment 9, you indicate that you believe that disclosure of the performance targets and strategic objectives used to determine awards under the MIP and other incentive programs are confidential because their disclosure would result in competitive harm. Please confirm that you will disclose the targets or provide the staff with a more detailed analysis supporting your conclusion that the disclosure of the targets would result in competitive harm. Please provide as detailed analysis as possible, discussing in particular, how disclosure of targets for past periods would cause competitive harm. Please also discuss any differences in the confidentiality between corporate level and business level performance targets.

Summary Compensation Table, page 29

2. It appears that while the overall size of the payment under your Long Term Incentive Plan was measured using a cash based valuation, a portion of the award is an equity award. In 2006, the Compensation Committee determined that 50% of the awards under the LTIP should be made in the form of an equity award that vested over a two year period. The value of those awards should be presented based upon the amount expensed during the relevant period. Please refer to Release 33-8765 and Item 402(c)(v) and (vi) of Regulation S-K. To the extent that you believe that the required tabular presentation should be supplemented to explain the awards made as compensation for services performed by the named executive officers during the relevant year, please provide appropriate disclosure in the narrative discussion that accompanies the Summary Compensation Table or in the Compensation Discussion and Analysis. Please refer to Item 402(b) and 402(e) of Regulation S-K.

3. In your response to prior comment 12 you point to Instruction 2 to Item 402(c)(2)(iii) and (iv) of Regulation S-K. However, this instruction does not apply to awards granted under non-equity incentive plans. Those portions of awards granted under the MIP to Mr. Frate or any other named executive officer that were paid in the form of stock and were expensed under FAS123R should be reported in the equity columns of the Summary Compensation Table as they are expensed. Please revise as applicable.

Please contact me at (202) 551-3419 with any questions.

Sincerely,

Christian Windsor
Special Counsel